UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-37702
THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
(Full title and address of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

The Retirement and Savings Plan for
Amgen Manufacturing, Limited

Audited Financial Statements
and Supplemental Schedule
Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of The Retirement and Savings Plan for Amgen Manufacturing, Limited
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP
We have served as the Plan’s auditor since 1992.
Los Angeles, California
June 22, 2021

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Investments at fair value	$597,881,242	$527,261,698
Notes receivable from participants	13,717,037	15,872,871
Other – principally due from broker	302,168	494,029
Total assets	611,900,447	543,628,598
Liabilities
Other – principally due to broker	285,774	581,092
Total liabilities	285,774	581,092
Net assets available for benefits	$611,614,673	$543,047,506
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2020
Additions to (deductions from) net assets:
Employer contributions	$18,606,486
Participant contributions	17,903,354
Rollover contributions	354,877
Interest and dividend income	4,674,319
Net realized/unrealized gains	63,575,527
Interest income on notes receivable from participants	789,216
Benefits paid	(36,610,267)
Investment and administrative fees	(726,345)
Net increase	68,567,167
Net assets available for benefits at beginning of year	543,047,506
Net assets available for benefits at end of year	$611,614,673
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements
December 31, 2020

1. Description of the Plan
The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective May 1, 1992, and was amended and restated effective January 1, 2017, and subsequently amended, with the most recent amendment adopted on December 6, 2020. The Plan is a defined contribution plan covering substantially all Puerto Rico resident employees of Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan is intended to qualify under Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011, as amended (the PR Code) (see Note 4, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions and after-tax contributions or a combination of these types of contributions (together, Individual Contributions). A participant’s pre-tax contributions are subject to PR Code and Plan limitations and could not exceed $15,000 in 2020. Participants may elect to contribute after-tax contributions beginning January 1 of the year following the year the participant was hired. Participant after-tax contributions are subject to PR Code and Plan limitations and could not exceed $1,500 in 2020. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan, and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their Individual Contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional pre-tax Individual Contributions, referred to as catch-up contributions, that are subject to PR Code and Plan limitations and could not exceed $1,500 in 2020. Participants may also contribute pre-tax and after-tax amounts representing distributions from certain other retirement plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan).
Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make Individual Contributions to the Plan, equal to 4% of each participant’s eligible compensation up to a maximum of $11,400 in 2020 (Core Contributions). In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions, including catch-up contributions, of up to 5% of eligible compensation (Matching Contributions). Matching Contributions could not exceed $14,250 in 2020.
Participants select the investments in which their Individual Contributions, including their Core Contributions and Matching Contributions (collectively, Company Contributions), are to be invested, electing among various alternatives, including Amgen common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, the Plan document provides that no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative, which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

Vesting
Participants are immediately vested with respect to their Individual Contributions and Matching Contributions and earnings and losses (hereafter referred to as earnings) thereon. Participants hired prior to January 1, 2020, are also immediately vested with respect to their Core Contributions and earnings thereon. Participants hired on or after January 1, 2020, vest in full with respect to their Core Contributions and earnings thereon after three years of service, as defined by the terms of the Plan, or upon reaching age 65 while employed by the Company, if earlier. If a participant ceases to be an employee before fully vesting in their account, the non-vested portion of the participant’s account will be treated as a forfeiture, as defined by the terms of the Plan, on the earlier of (a) the date the participant incurs a five-year break in service, as defined by the terms of the Plan or, (b) the date the participant receives a distribution of the entire vested portion of their account.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s Individual Contributions; (b) an allocation of Company Contributions; and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
From January 1 through November 20, 2020, Plan participants could invest in 16 different asset classes as well as Amgen stock or could actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. Effective beginning Monday, November 23, 2020, the investment options available to Plan participants were streamlined from 16 to seven different asset classes, and existing participant account balances and future contributions were allocated among these seven asset classes. In addition, participants could continue to invest in Amgen stock or actively manage their account under the self-directed brokerage arrangement. The value of an investment in an asset class is determined by its underlying investment vehicles, which may include one or more of the following: mutual funds, collective trust funds and portfolios, which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios are composed primarily of investments in publicly traded common and preferred stocks. The asset classes are designed to provide participants with choices among a variety of investment objectives.
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, a participant may elect to receive a full or partial distribution of his or her account balance in: (a) a single payment in cash; (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash); (c) a single distribution paid in a combination of cash and full shares of Amgen stock; or (d) a rollover distribution to an eligible retirement plan.
Participants may also elect to maintain their account balance in the Plan subsequent to termination of employment, provided that their account balance is greater than $1,000.
If a participant dies before receiving the value of his or her account balance, the participant’s beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company, including special withdrawals by those affected by the COVID-19 emergency and associated lockdown, which were permitted under the Internal Revenue Circular Letter 20-23 (the Circular Letter) issued by the Puerto Rico Treasury Department (PRTD) on March 29, 2020. In response to the Circular Letter, the Company permitted eligible participants to initiate special withdrawals from the Plan through June 30, 2020 to help cover financial losses, unforeseen expenses, and necessities related to or resulting from: (a) the COVID-19 pandemic, (b) COVID-19-related medical treatment, and (c) compliance with governmental curfews and stay-at-home orders (Coronavirus-Related Withdrawals). As implemented by the Plan, eligible participants could request a Coronavirus-Related Withdrawal of up to $100,000, which was taxable at preferential tax rates. On June 22, 2020, the PRTD issued Circular Letter Number 20-29 extending the eligible period applicable to Coronavirus-Related Withdrawals, as a result of which the Plan extended the time to initiate Coronavirus-Related Withdrawals to September 30, 2020.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount that may not exceed the lesser of: (a) 50% of the participant’s account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans made prior to January 1, 2006, bear interest at fixed rates based on the average borrowing rates of certain major banks. Loans made on or after January 1, 2006, bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal, determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their account balances.
Trustee and Custodians
Banco Popular de Puerto Rico is the Plan’s trustee. Bank of America, N.A. is the Plan’s custodian with respect to self-directed brokerage arrangement and the Amgen common stock fund. Northern Trust Company, NA (Northern) is the Plan’s custodian with respect to the asset classes.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Benefits to participants are recorded when paid.
Fair Value Measurement
The investments of the Plan are reported at fair value. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from and due to brokers arise from unsettled sale and purchase transactions, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than Level 1 inputs;
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.
The following fair value hierarchy tables present information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2020, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$94,776,491	$—	$—	$94,776,491
Cash and cash equivalents	3,369,175	—	—	3,369,175
Collective trust funds	—	375,624,863	—	375,624,863
Common and preferred stock	108,904,001	—	—	108,904,001
Mutual funds	7,820,865	—	—	7,820,865
Self-directed brokerage accounts	7,385,847	—	—	7,385,847
Total investments at fair value	$222,256,379	$375,624,863	$—	$597,881,242

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

	Fair value measurements at December 31, 2019, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$103,512,169	$—	$—	$103,512,169
Cash and cash equivalents	1,116,538	—	—	1,116,538
Collective trust funds	—	305,516,006	—	305,516,006
Common and preferred stocks	91,588,716	329,692	—	91,918,408
Mutual funds	22,607,250	—	—	22,607,250
Self-directed brokerage accounts	2,591,327	—	—	2,591,327
Total investments at fair value	$221,416,000	$305,845,698	$—	$527,261,698
The fair values of substantially all common stocks (including Amgen stock), preferred stocks, mutual funds and underlying investments of self-directed brokerage accounts are valued using quoted market prices in active markets with no valuation adjustment.
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers as the basis for current transactions.
4. Income Tax Status
The Plan received an opinion letter from the PRTD dated February 26, 2018, with an effective date of January 1, 2017, stating that the Plan meets the requirements of Section 1081.01 of the PR Code and the regulations thereunder, and, therefore the related trust forming part of the Plan is exempt from taxation. Subsequently, five amendments were made to the Plan, and the Plan received letters from the PRTD stating the PRTD has no objection to the first four of these amendments. The Company intends to submit the fifth amendment to the PRTD to request an opinion that the Plan remains in compliance with the PR Code and regulations thereunder. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification.
For taxable year 2020, the Company believes the Plan satisfied, and operated in compliance with, the applicable requirements of the PR Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Company has indicated that it currently intends to continue to take the necessary steps, if any, to maintain the Plan’s compliance with the applicable requirements of the Code.
5. Party-in-Interest Transactions
Parties-in-Interest are certain entities defined under Department of Labor regulations, including Amgen, and other parties that provide services to the Plan, such as the trustees, custodians and investment managers. The Plan pays the custodians certain administrative and investment management fees, and the Company pays certain administrative fees on behalf of the Plan. The Plan makes investments in collective trust funds managed by Northern, certain of the Plan’s investment managers and other third parties and may invest in securities of entities that are parties-in-interest. The Plan also invests in shares of common stock of Amgen and receives dividends on those shares. Notes receivable from participants are also considered party-in-interest transactions.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 consisted of the following:

	December 31,
	2020	2019
Net assets available for benefits per the financial statements	$611,614,673	$543,047,506
Amounts allocated to withdrawing participants	—	(24,938)
Deemed loans	(595,252)	(485,301)
Net assets per the Form 5500	$611,019,421	$542,537,267
The following is a reconciliation of expenses per the financial statements to the Form 5500:

Year Ended December 31, 2020
Benefits paid	$(36,610,267)
Investment and administrative fees	(726,345)
Total expenses per the financial statements	(37,336,612)
Amounts allocated to withdrawing participants at December 31, 2020	24,938
Deemed loans at December 31, 2019	485,301
Deemed loans at December 31, 2020	(595,252)
Total expenses per the Form 5500	$(37,421,625)

Supplemental Schedule
The Retirement and Savings Plan for Amgen Manufacturing, Limited
EIN: 98-0210484 Plan: #001
As of December 31, 2020
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value
Amgen Stock*	Employer Securities 412,215 shares	$94,776,491
			$94,776,491
Capital Preservation Asset Class:
Wells Fargo Stable Value Fund W*	Collective Trust Fund 1,100,345 units	64,451,122
NT Collective Short Term Investment Fund*	Collective Trust Fund 4,282,466 units	4,282,466
Total Capital Preservation Asset Class			68,733,588

Fixed Income Active Asset Class:
Wellington Core Bond Plus Portfolio Collective Investment Trust II*	Collective Trust Fund 2,106,172 units	28,896,679
MetLife Core Plus Collective Fund*	Collective Trust Fund 2,646,927 units	28,825,037
Putnam Absolute Return Fixed Income Fund*	Collective Trust Fund 105,132 units	8,072,067
Schroder Global Strategic Bond Trust Class W*	Collective Trust Fund 774,365 units	7,921,749
Northern Trust Global Investments Collective Daily Aggregate Bond Index Fund - Non Lending*	Collective Trust Fund 39,019 units	6,404,238
Total Fixed Income Active Asset Class			80,119,770

Fixed Income Index Asset Class:
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund 357,221 units	58,630,656
Total Fixed Income Index Asset Class			58,630,656

U.S. Equity Active Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 96,420 units	5,650,098
Interest Bearing Cash	Cash and Cash Equivalents 3,365,484 units	3,365,484
Amazon Inc.	Common and Preferred Stock 642 shares	3,123,396
Visa Inc. Class A	Common and Preferred Stock 8,413 shares	3,081,687
Facebook Inc.	Common and Preferred Stock 6,108 shares	2,358,190
Microsoft Corporation	Common and Preferred Stock 8,029 shares	1,785,810
General Electric Company	Common and Preferred Stock 78,797 shares	1,629,482
Sea Limited	Common and Preferred Stock 7,895 shares	1,571,500
Salesforce.com Inc.	Common and Preferred Stock 7,041 shares	1,566,834
Alphabet Inc.	Common and Preferred Stock 851 shares	1,490,850
Mastercard Inc. Class A	Common and Preferred Stock 4,114 shares	1,468,451
Match Group Inc.	Common and Preferred Stock 2,283 shares	1,302,351
Netflix, Inc.	Common and Preferred Stock 2,406 shares	1,300,996
Square Inc Class A	Common and Preferred Stock 5,740 shares	1,249,254
TransDigm Group Inc.	Common and Preferred Stock 1,967 shares	1,217,278
CoStar Group Inc.	Common and Preferred Stock 1,316 shares	1,216,352
ServiceNow Inc.	Common and Preferred Stock 2,027 shares	1,115,722

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Intuit Inc.	Common and Preferred Stock 982 shares	990,269
KKR & Company Inc. Class A	Common and Preferred Stock 24,411 shares	988,401
The Carlyle Group Inc.	Common and Preferred Stock 31,427 shares	988,065
Anthem Inc.	Common and Preferred Stock 2,915 shares	935,977
Skyworks Solutions Inc	Common and Preferred Stock 6,040 shares	923,395
Northern Trust Global Investments Collective Daily Short Term Investment Fund - Non Lending*	Collective Trust Fund 921,355 units	921,355
Uber Technologies Inc.	Common and Preferred Stock 18,033 shares	919,683
Illumina, Inc.	Common and Preferred Stock 1,411 shares	902,430
Heico Corporation Class A	Common and Preferred Stock 4,469 shares	895,626
Jones Lang LaSalle Inc.	Common and Preferred Stock 5,774 shares	856,688
Qorvo, Inc.	Common and Preferred Stock 5,082 shares	844,984
UnitedHealth Group Inc.	Common and Preferred Stock 2,298 shares	805,863
Entegris Inc.	Common and Preferred Stock 8,151 shares	783,311
Paypal Holdings Inc.	Common and Preferred Stock 3,304 shares	773,797
Hilton Worldwide Holdings Inc.	Common and Preferred Stock 6,633 shares	737,988
Adobe Systems Inc.	Common and Preferred Stock 1,471 shares	735,677
American International Group Inc.*	Common and Preferred Stock 19,275 shares	729,752
FleetCor Technologies Inc.	Common and Preferred Stock 2,659 shares	725,455
Twilio Inc. Class A	Common and Preferred Stock 2,131 shares	721,344
Abbott Laboratories	Common and Preferred Stock 6,501 shares	711,794
SS&C Technologies Holdings Inc.	Common and Preferred Stock 8,745 shares	709,967
Charles River Laboratories International Inc.	Common and Preferred Stock 1,808 shares	708,353
Yum! Brands Inc.	Common and Preferred Stock 6,484 shares	703,903
Catalent Inc.	Common and Preferred Stock 4,359 shares	686,758
Clean Harbors Inc.	Common and Preferred Stock 2,906 shares	680,638
Workday Inc. Class A	Common and Preferred Stock 2,803 shares	671,627
Wayfair Inc. Class A	Common and Preferred Stock 2,959 shares	668,172
STERIS plc	Common and Preferred Stock 1,981 shares	664,527
Capital One Financial Corporation	Common and Preferred Stock 6,719 shares	664,173
Autodesk Inc.	Common and Preferred Stock 2,155 shares	658,008
Wells Fargo & Company*	Common and Preferred Stock 21,667 shares	653,910
Citigroup Inc.	Common and Preferred Stock 10,510 shares	648,047
Halozyme Therapeutics Inc.	Common and Preferred Stock 14,592 shares	623,224
Nike Inc. Class B	Common and Preferred Stock 4,404 shares	623,034
Synopsys Inc.	Common and Preferred Stock 2,384 shares	618,028
Union Pacific Corporation	Common and Preferred Stock 2,950 shares	614,249
Align Technology Inc.	Common and Preferred Stock 1,136 shares	607,056
Newell Brands Inc.	Common and Preferred Stock 4,835 shares	595,608
Compass Group PLC	Common and Preferred Stock 31,137 shares	580,130
Ball Corporation	Common and Preferred Stock 6,104 shares	568,771
Gildan Activewear Inc.	Common and Preferred Stock 19,958 shares	559,024
Merit Medical Systems Inc.	Common and Preferred Stock 6,166 shares	556,044
Waste Connections Inc.	Common and Preferred Stock 5,409 shares	554,801
Baker Hughes Company	Common and Preferred Stock 26,188 shares	546,020
Lear Corporation	Common and Preferred Stock 3,423 shares	544,360

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Zoetis Inc. Class A	Common and Preferred Stock 3,289 shares	544,330
Equinix Inc.	Common and Preferred Stock 742 shares	529,922
Thermo Fisher Corporation	Common and Preferred Stock 1,130 shares	526,331
NRG Energy Inc.	Common and Preferred Stock 14,005 shares	525,888
IHS Markit Limited	Common and Preferred Stock 5,810 shares	521,912
FMC Corporation	Common and Preferred Stock 4,517 shares	519,139
Danaher Corporation	Common and Preferred Stock 2,327 shares	516,920
Charter Communications, Inc. Class A	Common and Preferred Stock 781 shares	516,671
Wabtec Corporation	Common and Preferred Stock 437 shares	513,498
Woodward Inc.	Common and Preferred Stock 961 shares	505,808
MetLife Inc.*	Common and Preferred Stock 10,563 shares	495,933
Equitable Holdings Inc.	Common and Preferred Stock 19,324 shares	494,501
PVH Corporation	Common and Preferred Stock 5,217 shares	489,824
Halliburton Company	Common and Preferred Stock 25,688 shares	485,503
J2 Global Inc.	Common and Preferred Stock 4,946 shares	483,175
Goldman Sachs Group Inc.	Common and Preferred Stock 1,830 shares	482,589
Regeneron Pharmaceuticals, Inc.	Common and Preferred Stock 998 shares	482,144
Intuitive Surgical, Inc.	Common and Preferred Stock 583 shares	476,942
Ford Motor Company	Common and Preferred Stock 53,773 shares	472,665
Zillow Group Inc. Class C	Common and Preferred Stock 3,636 shares	471,953
Ametek Inc.	Common and Preferred Stock 3,841 shares	464,531
Skechers USA Inc. Class A	Common and Preferred Stock 12,567 shares	451,658
Amphenol Corporation Class A	Common and Preferred Stock 3,399 shares	444,487
Linde PLC	Common and Preferred Stock 1,680 shares	442,697
Warner Music Group Corporation Class A	Common and Preferred Stock 11,391 shares	432,744
Ritchie Bros Auctioneers Inc.	Common and Preferred Stock 6,140 shares	427,037
UGI Corporation	Common and Preferred Stock 12,170 shares	425,463
Euronet Worldwide Inc.	Common and Preferred Stock 1,779 shares	416,355
National Oilwell Varco, Inc.	Common and Preferred Stock 30,087 shares	413,095
Mohawk Industries Inc.	Common and Preferred Stock 2,929 shares	412,843
Textron Inc.	Common and Preferred Stock 8,492 shares	410,418
On Semiconductor Corporation	Common and Preferred Stock 12,512 shares	409,518
Sensata Technologies BV Holding	Common and Preferred Stock 7,732 shares	407,786
Voya Financial Inc.	Common and Preferred Stock 1,217 shares	407,730
Hewlett Packard Enterprise Company	Common and Preferred Stock 34,290 shares	406,337
Dow Inc.	Common and Preferred Stock 7,265 shares	403,208
Floor & Decor Holdings Inc.	Common and Preferred Stock 4,337 shares	402,690
Axis Capital Holdings Limited	Common and Preferred Stock 7,982 shares	402,213
KAR Auction Services Inc.	Common and Preferred Stock 21,544 shares	400,934
TCF Financial Corporation	Common and Preferred Stock 7,514 shares	384,675
MSCI Inc.	Common and Preferred Stock 845 shares	377,318
Biotelemetry Inc.	Common and Preferred Stock 5,169 shares	372,582
Walt Disney Company	Common and Preferred Stock 2,025 shares	366,890
Helen Trustoy Limited	Common and Preferred Stock 1,635 shares	363,281
IDEX Corporation	Common and Preferred Stock 1,138 shares	362,345
Whitbread PLC	Common and Preferred Stock 8,438 shares	357,564

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Proofpoint Inc.	Common and Preferred Stock 2,100 shares	356,985
Sally Beauty Holdings Inc.	Common and Preferred Stock 27,240 shares	355,210
Copart Inc.	Common and Preferred Stock 2,759 shares	351,083
American Express Company	Common and Preferred Stock 2,897 shares	350,276
Hanesbrands Inc.	Common and Preferred Stock 23,211 shares	338,416
Trinet Group Inc.	Common and Preferred Stock 4,193 shares	337,956
Western Alliance Bancorporation	Common and Preferred Stock 5,600 shares	335,720
Atlassian Corporation PLC Class A	Common and Preferred Stock 1,431 shares	334,668
CVS Health Corporation	Common and Preferred Stock 4,882 shares	333,441
BWX Technologies Inc.	Common and Preferred Stock 5,519 shares	332,685
Gartner Inc.	Common and Preferred Stock 1,372 shares	331,273
JP Morgan Chase & Company*	Common and Preferred Stock 2,591 shares	329,238
Bank of America Corporation*	Common and Preferred Stock 10,764 shares	326,257
Cognizant Technology Solutions Corporation Class A	Common and Preferred Stock 3,978 shares	325,997
Edison International	Common and Preferred Stock 5,173 shares	324,968
McKesson Corporation	Common and Preferred Stock 1,868 shares	324,883
Belden Inc.	Common and Preferred Stock 4,785 shares	320,367
Morgan Stanley	Common and Preferred Stock 4,673 shares	320,241
Edwards Lifesciences Corporation	Common and Preferred Stock 3,479 shares	317,389
ABM Industrials Inc.	Common and Preferred Stock 8,304 shares	314,223
HealthEquity Inc.	Common and Preferred Stock 3,112 shares	304,842
2U Inc.	Common and Preferred Stock 7,455 shares	298,275
Henry Schein Inc.	Common and Preferred Stock 4,430 shares	296,190
Dollar Tree Inc.	Common and Preferred Stock 2,722 shares	294,085
Carter Inc.	Common and Preferred Stock 1,162 shares	286,161
LKQ Corporation	Common and Preferred Stock 7,899 shares	278,361
Generac Holdings Inc.	Common and Preferred Stock 1,220 shares	277,440
Quidel Corporation	Common and Preferred Stock 1,226 shares	275,583
Pluralsight Inc. Class A	Common and Preferred Stock 13,085 shares	274,262
Keysight Technologies Inc.	Common and Preferred Stock 2,035 shares	268,803
Grocery Outlet Holding Corporation	Common and Preferred Stock 6,608 shares	259,364
Fiverr International Limited	Common and Preferred Stock 1,329 shares	259,288
Matson Inc.	Common and Preferred Stock 4,421 shares	251,864
UBS Group AG	Common and Preferred Stock 17,398 shares	245,834
Syneos Health Inc.	Common and Preferred Stock 3,604 shares	245,541
Ingredion Inc.	Common and Preferred Stock 3,087 shares	242,854
IAA Spinco Inc.	Common and Preferred Stock 3,659 shares	237,762
Royal Dutch Shell PLC	Common and Preferred Stock 6,756 shares	237,406
Airbnb Inc. Class A	Common and Preferred Stock 1,608 shares	236,054
Itron Inc.	Common and Preferred Stock 851 shares	230,831
Coupa Software Inc.	Common and Preferred Stock 678 shares	229,781
Bio-Techne Corporation	Common and Preferred Stock 709 shares	225,143
Mednax Inc.	Common and Preferred Stock 6,117 shares	224,983
Kirby Corporation	Common and Preferred Stock 4,338 shares	224,839
Frontdoor Inc.	Common and Preferred Stock 4,468 shares	224,338

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Graco Inc.	Common and Preferred Stock 3,017 shares	218,280
HMS Holdings Corporation	Common and Preferred Stock 5,927 shares	217,817
MACOM Technology Solutions Holdings Inc.	Common and Preferred Stock 3,911 shares	215,261
Advanced Energy Industries Inc.	Common and Preferred Stock 2,200 shares	213,334
Cardinal Health, Inc.	Common and Preferred Stock 3,930 shares	210,491
Dexcom Inc.	Common and Preferred Stock 551 shares	203,716
Hologic Inc.	Common and Preferred Stock 2,786 shares	202,904
Tennant Company	Common and Preferred Stock 2,874 shares	201,669
Trimble Inc.	Common and Preferred Stock 3,017 shares	201,445
Bottomline Technologies Inc.	Common and Preferred Stock 3,766 shares	198,619
Prosperity Bancshares Inc.	Common and Preferred Stock 2,855 shares	198,023
DoorDash Inc. Class A	Common and Preferred Stock 1,384 shares	197,566
Solarwinds Corporation	Common and Preferred Stock 13,197 shares	197,295
QTS Realty Trust Inc. Class A	Common and Preferred Stock 3,164 shares	195,788
Dycom Industries Inc.	Common and Preferred Stock 2,589 shares	195,521
Chemed Corporation	Common and Preferred Stock 362 shares	192,805
Nuance Communications Inc.	Common and Preferred Stock 4,358 shares	192,144
Middleby Corporation	Common and Preferred Stock 1,477 shares	190,415
ASGN Inc.	Common and Preferred Stock 2,271 shares	189,697
FTI Consulting Inc.	Common and Preferred Stock 1,665 shares	186,014
First American Financial Corporation	Common and Preferred Stock 3,557 shares	183,648
LPL Financial Holdings Inc.	Common and Preferred Stock 1,760 shares	183,427
C.H. Robinson Worldwide Inc.	Common and Preferred Stock 1,948 shares	182,859
Acadia Healthcare Company Inc.	Common and Preferred Stock 3,618 shares	181,841
Snowflake Inc. Class A	Common and Preferred Stock 638 shares	179,533
Cenovus Energy Inc.	Common and Preferred Stock 29,590 shares	178,724
Mid-American Apartment Communities Inc.	Common and Preferred Stock 1,388 shares	175,846
BankUnited Inc.	Common and Preferred Stock 5,036 shares	175,152
ACI Worldwide Inc.	Common and Preferred Stock 4,534 shares	174,242
Cabot Corporation	Common and Preferred Stock 3,856 shares	173,057
8X8 Inc.	Common and Preferred Stock 5,017 shares	172,936
Viatris Inc.	Common and Preferred Stock 9,204 shares	172,483
Harsco Corporation	Common and Preferred Stock 9,551 shares	171,727
Booking Holdings Inc.	Common and Preferred Stock 77 shares	171,500
Pacific Premier Bancorp Inc.	Common and Preferred Stock 5,410 shares	169,495
ALLETE Inc.	Common and Preferred Stock 2,697 shares	167,052
John Bean Technologies Corporation	Common and Preferred Stock 1,437 shares	163,631
Altra Industrial Motion Corporation	Common and Preferred Stock 2,942 shares	163,075
Shutterstock Inc.	Common and Preferred Stock 2,222 shares	159,317
AMN Healthcare Services Inc.	Common and Preferred Stock 2,328 shares	158,886
Atmos Energy Corporation	Common and Preferred Stock 1,657 shares	158,128
Cohen & Steers Inc.	Common and Preferred Stock 2,116 shares	157,219
Vroom Inc.	Common and Preferred Stock 3,822 shares	156,587
Wolverine World Wide Inc.	Common and Preferred Stock 4,999 shares	156,219
NCR Corporation	Common and Preferred Stock 4,096 shares	153,887
Cooper Companies Inc.	Common and Preferred Stock 418 shares	151,868

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
FLIR Systems Inc.	Common and Preferred Stock 3,447 shares	151,082
Kodiak Sciences Inc.	Common and Preferred Stock 1,028 shares	151,023
AptarGroup Inc.	Common and Preferred Stock 1,103 shares	150,990
Exxon Mobil Corporation	Common and Preferred Stock 3,663 shares	150,989
Rogers Corporation	Common and Preferred Stock 959 shares	148,923
Albany International Corporation Class A	Common and Preferred Stock 2,011 shares	147,648
AerCap Holdings N.V.	Common and Preferred Stock 3,232 shares	147,315
National Retail Properties Inc.	Common and Preferred Stock 3,588 shares	146,821
Forward Air Corporation	Common and Preferred Stock 1,909 shares	146,688
Evercore Inc.	Common and Preferred Stock 1,333 shares	146,150
National Bank Holdings Corporation Class A	Common and Preferred Stock 4,412 shares	144,537
Hexcel Corporation	Common and Preferred Stock 2,952 shares	143,142
Omnicell Inc.	Common and Preferred Stock 1,190 shares	142,824
Herbalife Nutrition Limited	Common and Preferred Stock 2,884 shares	138,576
IPG Photonics Corporation	Common and Preferred Stock 618 shares	138,302
Heron Therapeutics Inc.	Common and Preferred Stock 6,421 shares	135,900
Axogen Inc.	Common and Preferred Stock 7,554 shares	135,217
WisdomTree Investments Inc.	Common and Preferred Stock 25,234 shares	135,002
Aspen Technology Inc.	Common and Preferred Stock 1,029 shares	134,027
Monro Inc.	Common and Preferred Stock 2,506 shares	133,570
Nasdaq Inc.	Common and Preferred Stock 987 shares	131,014
Alleghany Corporation	Common and Preferred Stock 217 shares	131,001
Knowles Corporation	Common and Preferred Stock 7,031 shares	129,581
Revance Therapeutics Inc.	Common and Preferred Stock 4,537 shares	128,579
Cimpress PLC	Common and Preferred Stock 1,465 shares	128,539
iShares Russell Mid-Cap ETF	Mutual Fund 1,820 units	124,761
iShares Russell 2000 ETF	Mutual Fund 633 units	124,106
Exact Sciences Corporation	Common and Preferred Stock 923 shares	122,288
FireEye Inc.	Common and Preferred Stock 5,287 shares	121,918
New Relic Inc.	Common and Preferred Stock 1,841 shares	120,401
Sarepta Therapeutics Inc.	Common and Preferred Stock 705 shares	120,195
Abiomed Inc.	Common and Preferred Stock 366 shares	118,657
Signature Bank	Common and Preferred Stock 863 shares	116,755
Tronox Holdings PLC	Common and Preferred Stock 7,876 shares	115,147
Sotera Health Company	Common and Preferred Stock 4,034 shares	110,693
JBG SMITH Properties	Common and Preferred Stock 3,516 shares	109,945
SLR Investment Corporation	Common and Preferred Stock 1,316 shares	108,089
Graphic Packaging Holding Company	Common and Preferred Stock 6,246 shares	105,807
Markel Corporation Holding Company	Common and Preferred Stock 102 shares	105,397
Kraton Corporation	Common and Preferred Stock 3,788 shares	105,269
Integra Lifesciences Holding Corporation	Common and Preferred Stock 1,619 shares	105,105
Alamos Gold Inc. Class A	Common and Preferred Stock 11,759 shares	102,891
Polaris Inc.	Common and Preferred Stock 1,069 shares	101,854
Neurocrine Biosciences Inc.	Common and Preferred Stock 1,040 shares	99,684
Grand Canyon Education Inc.	Common and Preferred Stock 1,069 shares	99,535
CarGurus Inc. Class A	Common and Preferred Stock 3,087 shares	97,951

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Matthews International Corporation Class A	Common and Preferred Stock 3,305 shares	97,167
Huron Consulting Group Inc.	Common and Preferred Stock 1,632 shares	96,206
Bank Ozk	Common and Preferred Stock 3,021 shares	94,467
TreeHouse Foods Inc.	Common and Preferred Stock 2,202 shares	93,563
Deciphera Pharmaceuticals Inc.	Common and Preferred Stock 1,610 shares	91,883
Fox Factory Holding Corporation	Common and Preferred Stock 855 shares	90,382
Carlisle Companies Inc.	Common and Preferred Stock 571 shares	89,179
KBR, Inc.	Common and Preferred Stock 2,870 shares	88,769
Agios Pharmaceuticals Inc.	Common and Preferred Stock 2,030 shares	87,960
BRP Group Inc. Class A	Common and Preferred Stock 2,919 shares	87,482
1-800-FLOWERS.COM Inc. Class A	Common and Preferred Stock 3,288 shares	85,488
Barnes Group Inc.	Common and Preferred Stock 1,670 shares	84,652
Knight-Swift Transportation Holdings Inc. Class A	Common and Preferred Stock 2,000 shares	83,640
Masimo Corporation	Common and Preferred Stock 311 shares	83,466
AZZ Inc.	Common and Preferred Stock 1,754 shares	83,210
Ontrak Inc.	Common and Preferred Stock 1,333 shares	82,366
Nu Skin Enterprises Inc. Class A	Common and Preferred Stock 1,506 shares	82,273
Coherus BioSciences Inc.	Common and Preferred Stock 4,729 shares	82,190
Encompass Health Corporation	Common and Preferred Stock 973 shares	80,457
SpringWorks Therapeutics Inc.	Common and Preferred Stock 1,097 shares	79,554
Team Inc.	Common and Preferred Stock 7,251 shares	79,036
WillScot Mobile Mini Holdings Corporation	Common and Preferred Stock 3,403 shares	78,848
Boston Properties Inc.	Common and Preferred Stock 829 shares	78,365
Flowserve Corporation	Common and Preferred Stock 2,083 shares	76,759
Albemarle Corporation	Common and Preferred Stock 519 shares	76,563
Texas Capital Bancshares Inc.	Common and Preferred Stock 906,815 shares	74,970
WSFS Financial Corporation	Common and Preferred Stock 1,658 shares	74,411
CalAmp Corporation	Common and Preferred Stock 7,475 shares	74,152
Supernus Pharmaceuticals Inc.	Common and Preferred Stock 2,946 shares	74,121
Kennametal Inc. Capital	Common and Preferred Stock 2,045 shares	74,111
Allakos Inc.	Common and Preferred Stock 529 shares	74,060
World Wrestling Entertainment	Common and Preferred Stock 1,510 shares	72,556
Haemonetics Corporation	Common and Preferred Stock 610 shares	72,438
PacWest Bancorp	Common and Preferred Stock 2,819 shares	71,603
Prestige Consumer Healthcare Inc.	Common and Preferred Stock 2,021 shares	70,472
Nevro Corporation	Common and Preferred Stock 407 shares	70,452
Ciena Corporation	Common and Preferred Stock 1,327 shares	70,132
Cal/Maine Foods Inc.	Common and Preferred Stock 1,819 shares	68,285
Northwestern Corporation	Common and Preferred Stock 1,156 shares	67,406
Heartland Express Inc.	Common and Preferred Stock 3,678 shares	66,572
Viking Therapeutics Inc.	Common and Preferred Stock 11,229 shares	63,219
iShares Core S&P Small-Cap ETF	Mutual Fund 655 units	60,195
Infinera Corporation	Common and Preferred Stock 5,335 shares	55,911
Berkshire Hills Bancorp Inc.	Common and Preferred Stock 3,216 shares	55,058
Mirati Therapeutics Inc.	Common and Preferred Stock 246 shares	54,031

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Wix.com Limited	Common and Preferred Stock 216 shares	53,991
Xperi Holding Corporation	Common and Preferred Stock 2,578 shares	53,880
Sumo Logic Inc.	Common and Preferred Stock 1,825 shares	52,159
Silgan Holdings Inc.	Common and Preferred Stock 1,250 shares	46,350
John Wiley & Sons Inc. Class A	Common and Preferred Stock 939 shares	42,875
Range Resources Corporation	Common and Preferred Stock 6,264 shares	41,969
Banner Corporation	Common and Preferred Stock 851 shares	39,648
Arvinas Inc.	Common and Preferred Stock 427 shares	36,265
Fulton Financial Corporation	Common and Preferred Stock 2,823 shares	35,909
Designer Brands Inc. Class A	Common and Preferred Stock 4,132 shares	31,610
Amdocs Limited	Common and Preferred Stock 410 shares	29,081
STAG Industrial Inc.	Common and Preferred Stock 911 shares	28,533
NexTier Oilfield Solutions Inc.	Common and Preferred Stock 7,643 shares	26,292
Oceaneering International Inc.	Common and Preferred Stock 3,241 shares	25,766
QEP Resources Inc.	Common and Preferred Stock 10,275 shares	24,557
RPC Inc.	Common and Preferred Stock 3,421 shares	10,776
Total U.S. Equity Active Asset Class			119,150,000

U.S. Equity Index Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 1,396,699 units	81,845,182
Northern Trust Global Investments Collective Daily Short Term Investment Fund - Non Lending*	Collective Trust Fund 30,292 units	30,292
Total U.S. Equity Index Asset Class			81,875,474

International Equity Active Asset Class:
Polaris Capital Management Collective Investment Trust International Value Collective Fund*	Collective Trust Fund 1,099,189 units	11,857,064
Mawer International Equity Collective Investment Trust Class B*	Collective Trust Fund 693,512 units	11,342,669
Reliance Trust Institutional Retirement Trust GQG Partners International Equity Fund Series 11 Class C*	Collective Trust Fund 755,584 units	9,286,132
Dodge & Cox International Fund	Mutual Fund 171,562 units	7,497,264
Wilmington Trust Collective Investment Trust / Jennison International Equity Opportunities CIT Class J*	Collective Trust Fund 640,000 units	6,860,800
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending*	Collective Trust Fund 18,657 units	3,786,502
BlackRock FTSE RAFI Emerging Index Non Lendable Fund F*	Collective Trust Fund 1,675 units	7,813
Northern Trust Global Investments Collective Daily Short Term Investment Fund - Non Lending*	Collective Trust Fund 553 units	553
Total International Equity Active Asset Class			50,638,797

International Equity Index Asset Class:
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending (Tier J)*	Collective Trust Fund 197,263 units	36,554,840
Total International Equity Index Asset Class			36,554,840

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Participant Self-Directed Accounts	Various Investments	7,385,847
			7,385,847

Notes Receivable from Participants*	Interest Rate 4.25% - 9.25%	13,121,785
			13,121,785

Other:
Northern Trust Global Investments Collective Daily Short Term Investment Fund - Non Lending*	Collective Trust Fund 12,088 units	12,088
BIF Money Fund*	Cash and Cash Equivalents 3,691 units	3,691
Total Other			15,779

Grand Total			$611,003,027

* Indicates party-in-interest

THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen Manufacturing, Limited (Name of Plan)

Date:	June 22, 2021	By:	/s/ PETER H. GRIFFITH
Peter H. Griffith
Deputy Chairman and Chief Financial Officer
Amgen Manufacturing, Limited